EXHIBIT 12.1

CONNECTURE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,				Six Months Ended June 30,
	2015	2014	2013	2012	2016
	(dollars in thousands)
Earnings:
Income / (loss) before taxes	$(7,292)	$(10,127)	$(27,284)	$(16,759)	$(17,211)
Interest expense	5,665	5,937	4,644	1,992	2,267
Estimated interest component of rental expense	261	238	215	117	133

Total earnings available	$(1,366)	$(3,952)	$(22,425)	$(14,650)	$(14,811)

Fixed Charges:
Interest expense	$5,665	$5,937	$4,644	$1,992	$2,267
Estimated interest component of rental expense	261	238	215	117	133

Total fixed charges	$5,926	$6,175	$4,859	$2,109	$2,400

Preferred Stock Dividends:	$—	$3,830	$3,685	$2,262	$650

Combined Fixed Charges and Preferred Dividends	$5,926	$10,005	$8,544	$4,371	$3,050

Ratio of Earnings to Fixed Charges	(0.23)	(0.64)	(4.62)	(6.95)	(6.17)
Insuffient Coverage	$7,292	$10,127	$27,284	$16,759	$17,211
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(0.23)	(0.40)	(2.62)	(3.35)	(4.86)
Insuffient Coverage	$7,292	$13,957	$30,969	$19,021	$17,861